Exhibit 99.1

Vermont Electric Power Company,Inc. and Subsidiaries

Consolidated Financial Statements as of
December31, 2011 and 2010, and for
Each of the Years in the Three-Year Period Ended
December31, 2011, and Reports of
Independent Registered Public Accounting Firms

VERMONT ELECTRIC POWER COMPANY,INC. AND SUBSIDIARIES

TABLE OF CONTENTS

Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1-2

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER31, 2011 AND 2010 AND FOR EACH OF THE YEARS IN THE THREE-YEAR PERIOD ENDED DECEMBER31, 2011:

Balance Sheets	3-4

Statements of Income	5

Statements of Stockholders’ Equity	6

Statements of Cash Flows	7

Notes to Consolidated Financial Statements	8–26

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Vermont Electric Power Company,Inc.
Rutland, Vermont

We have audited the accompanying consolidated balance sheet of Vermont Electric Power Company,Inc. and subsidiaries (the “Company”) as of December31, 2011, and the related consolidated statements of income, stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2011 consolidated financial statements present fairly, in all material respects, the financial position of Vermont Electric Power Company,Inc. and subsidiaries as of December31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
March 13, 2012

Independent Auditors’ Report

The Stockholder and Board of Directors

Vermont Electric Power Company, Inc.:

We have audited the accompanying consolidated balance sheets of Vermont Electric Power Company, Inc. and subsidiary (theCompany) as of December31, 2010, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the two-year period ended December31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vermont Electric Power Company, Inc. and subsidiary as of December31, 2010, and the results of their operations and their cash flows for each of the years in the two-year period ended December31, 2010 in conformity with U.S.generally accepted accounting principles.

/s/ KPMG LLP

Burlington, Vermont
March 8, 2011

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS

UTILITY PLANT	$961,315,767	$842,418,126

LESS ACCUMULATED DEPRECIATION AND AMORTIZATION	(172,564,754)	(107,874,057)

Net utility plant	788,751,013	734,544,069

NONUTILITY PROPERTY	2,411,563

INVESTMENT IN VERMONT ELECTRIC TRANSMISSION COMPANY, INC.		560,108

CURRENT ASSETS:
Cash	10,147,908	2,134,070
Restricted cash	1,241,195
Bond sinking fund deposits	12,571,333	564,000
Bond interest deposits	2,922,933	4,537,947
Accounts receivable:
Affiliated companies	19,718,393	12,219,169
Other	12,283,019	9,929,570
Note receivable — related party		125,000
Materials and supplies	7,918,387	7,333,500
Income tax receivable	202,962	336,145
Prepaids and other assets	1,976,816	1,459,759

Total current assets	68,982,946	38,639,160

REGULATORY AND OTHER ASSETS:
Regulatory assets	15,096,893	9,167,401
Unamortized debt expense — net	2,417,295	2,563,063
Cash surrender value of life insurance policies	3,986,446	3,770,968
Deferred project costs and other	4,514,651	5,740,634

Total regulatory and other assets	26,015,285	21,242,066

TOTAL ASSETS	$886,160,807	$794,985,403

See notes to consolidated financial statements.

	2011	2010
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
Stockholders’ equity:
Class B common stock; $100 par value per share; authorized 430,000 shares; issued and outstanding 219,977 shares	$21,997,700	$21,997,700
Class C common stock; $100 par value per share; authorized 20,000 shares; issued and outstanding 19,901 shares	1,990,100	1,990,100
Retained earnings	1,403,245	1,663,772
	25,391,045	25,651,572

Class C preferred stock, $100 par value per share; authorized 125,000 shares; 97,068 shares issued and outstanding	145,602	145,602

Total stockholders' equity attributable to VELCO	25,536,647	25,797,174

Equity interest of noncontrolling members in Vermont Transco LLC	391,932,767	375,944,428

Total stockholders' equity	417,469,414	401,741,602

First mortgage bonds — net of current maturities	297,483,000	317,272,000

Total capitalization	714,952,414	719,013,602

COMMITMENTS AND CONTINGENCIES

CURRENT LIABILITIES:
Current maturities of long-term obligations	19,789,000	11,821,000
Line of credit	62,701,113	44,917
Bank overdraft	1,433,309	891,788
Accounts payable:
Affiliated companies	1,872,610	701,357
Other	26,429,333	20,148,197
Accrued interest	4,527,081	4,534,585
Accrued taxes	689,877	562,321
Accrued construction expenses	7,022,409	4,699,609
Accrued expenses	2,655,894	3,970,593

Total current liabilities	127,120,626	47,374,367

RESERVES AND DEFERRED CREDITS:
Regulatory liabilities	10,976,355	4,666,950
Deferred tax liability	14,332,718	12,498,349
Deferred compensation	4,968,736	4,836,176
Deferred income and other	2,432,745	778,184
Accrued pension and postretirement liabilities	11,377,213	5,817,775

Total non-current liabilities	44,087,767	28,597,434

TOTAL CAPITALIZATION AND LIABILITIES	$886,160,807	$794,985,403

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR EACH OF THE YEARS IN THE THREE-YEAR PERIOD ENDED DECEMBER 31, 2011

	2011	2010	2009

OPERATING REVENUES:
Transmission revenues	$134,595,208	$102,547,684	$90,649,734
Sales of power	497,871	468,517	510,823
Rent of transmission facilities to others	998,987	999,587	2,435,380

Total operating revenues	136,092,066	104,015,788	93,595,937

OPERATING EXPENSES:
Transmission expenses:
Operations	4,743,376	5,408,961	3,369,434
Maintenance	7,236,221	6,490,760	5,625,653
Rents	50,860	44,183	41,705
Purchased power	497,871	468,517	510,823
Administrative and general expenses	7,615,836	5,581,386	7,718,153
Depreciation and amortization	20,915,092	16,031,969	13,942,091
Taxes other than income	15,764,015	11,445,565	10,485,062

Total operating expenses	56,823,271	45,471,341	41,692,921

OPERATING INCOME	79,268,795	58,544,447	51,903,016

OTHER (INCOME) EXPENSE:
Interest on first mortgage bonds	17,921,196	18,197,213	13,477,726
Other interest expense	892,585	1,356,486	1,495,343
Amortization of debt expense	145,769	148,791	101,560
Allowance for borrowed funds used during Construction	(1,000,138)	(4,394,038)	(2,151,956)
Allowance for equity funds used during construction	(1,518,157)	(6,566,209)	(2,977,719)
Government grants and other	758,702	(1,918)	12,708
Interest, government grants and other income	(669,280)	(151,290)	(239,474)
Equity in earnings of affiliated company		(73,677)	(29,457)

Net other (income) expense	16,530,677	8,515,358	9,688,731

INCOME BEFORE NONCONTROLLING INTEREST AND INCOME TAX	62,738,118	50,029,089	42,214,285

INCOME TAX	2,080,919	1,055,646	2,337,632

NET INCOME	60,657,199	48,973,443	39,876,653

NONCONTROLLING INTEREST IN THE INCOME OF VERMONT TRANSCO LLC	58,143,598	45,728,401	36,201,872

NET INCOME ATTRIBUTABLE TO VELCO	$2,513,601	$3,245,042	$3,674,781

See notes to consolidated financial statements.

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR EACH OF THE YEARS IN THE THREE-YEAR PERIOD ENDED DECEMBER 31, 2011

					Total
	Common Stock		Preferred	Retained	Stockholder’s
	Class B	Class C	Stock	Earnings	Equity

BALANCE — December 31, 2008	$21,997,700	$1,990,100	$145,602	$292,206	$24,425,608

Net income attributable to VELCO				3,674,781	3,674,781

Dividends declared and paid				(2,774,129)	(2,774,129)

BALANCE — December 31, 2009	21,997,700	1,990,100	145,602	1,192,858	25,326,260

Net income attributable to VELCO				3,245,042	3,245,042

Dividends declared and paid				(2,774,128)	(2,774,128)

BALANCE — December 31, 2010	21,997,700	1,990,100	145,602	1,663,772	25,797,174

Net income attributable to VELCO				2,513,601	2,513,601

Dividends declared and paid				(2,774,128)	(2,774,128)

BALANCE — December 31, 2011	$21,997,700	$1,990,100	$145,602	$1,403,245	$25,536,647

See notes to consolidated financial statements.

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR EACH OF THE YEARS IN THE THREE-YEAR PERIOD ENDED DECEMBER 31, 2011

	2011	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$60,657,199	$48,973,443	$39,876,653
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	20,343,742	15,460,619	13,370,741
Amortization of regulatory assets	571,350	571,350	571,350
Amortization of debt expense	145,769	148,791	101,560
Deferred income tax expense	1,956,416	1,073,208	1,318,778
Other	619,074
Equity in earnings of affiliated company		(73,677)	(29,457)
Dividends from subsidiary		15,728	15,844
Changes in assets and liabilities:
Accounts receivable	(9,852,673)	(154,893)	(1,060,879)
Materials and supplies	(584,887)	(1,084,504)	435,812
Income tax receivable	133,183	(166,150)	480,946
Accounts payable	3,649,165	(4,383,557)	3,305,420
Employee benefit plan funding	716	(220,676)	680,635
Deferred compensation	132,560	(933,436)
Other assets and liabilities	1,885,158	(3,776,440)	830,768

Net cash provided by operating activities	79,656,772	55,449,806	60,223,928

CASH FLOWS FROM INVESTING ACTIVITIES:
Change in bond sinking fund deposits	(12,007,333)	(38,000)	(36,000)
Repayments to (advances from) related party	125,000	800,000	(225,000)
Capital expenditures — net	(64,635,962)	(121,510,078)	(166,135,303)
Change in cash surrender value of life insurance policies	(215,478)	(283,482)	(486,334)

Net cash used in investing activities	(76,733,773)	(121,031,560)	(166,882,637)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in bank overdraft	541,521	(2,083,243)	1,380,293
Proceeds from bond issuance			135,000,000
Repayment of bonds	(11,821,000)	(2,161,000)	(2,014,000)
Debt issue costs		311	(1,014,724)
Proceeds from (repayments of) line of credit	62,656,196	44,917	(20,857,520)
Repayment of other long-term debt		(152,115)	(292,121)
Issuance of VT Transco membership units	1,150,000	67,962,280	60,047,790
Distribution of VT Transco earnings to noncontrolling members	(43,305,259)	(33,147,677)	(23,257,250)
Cash dividends on common stock	(2,758,597)	(2,758,597)	(2,758,597)
Cash dividends on preferred stock	(15,531)	(15,531)	(15,532)

Net cash provided by financing activities	6,447,330	27,689,345	146,218,339

NET INCREASE (DECREASE) IN CASH	9,370,329	(37,892,409)	39,559,630

CASH — Beginning of year	777,579	40,026,479	466,849

CASH — End of year	$10,147,908	$2,134,070	$40,026,479

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for interest — net of amounts capitalized	$16,408,365	$8,528,978	$7,830,970

Cash paid for income taxes	$-	$570,250	$(49,138)
NONCASH ACTIVITY — In 2011, 2010, and 2009, the Company recorded accounts payable related to capital expenditures and  accrued construction expenses of $6,018,659, $7,725,685, and ($337,977), respectively.

See notes to consolidated financial statements.

VERMONT ELECTRIC POWER COMPANY,INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER31, 2011 AND 2010, AND FOR EACH OF THE YEARS IN THE
THREE-YEAR PERIOD ENDED DECEMBER31, 2011

1.	NATURE OF BUSINESS AND BASIS OF PRESENTATION

Description of Business— The consolidated financial statements of Vermont Electric Power Company,Inc. (VELCO or the Company) include the accounts of Vermont TranscoLLC (VT Transco), VELCO and Vermont Electric Transmission Company,Inc. (VETCO). The Company is subject to regulation by the Federal Energy Regulatory Commission (FERC) as to rates, terms of service and financing and by state regulatory commissions as to other aspects of business, including the construction of electric transmission assets.

VELCO owned and operated an electric power transmission system in the State of Vermont. VELCO had transmission contracts with the State of Vermont, acting by and through the Vermont Department of Public Service, and with all of the electric utilities providing service in the State of Vermont. These transmission contracts have been reviewed and approved by the FERC. Additionally, VELCO has an agreement for single unit power purchases of electricity, which it resells at cost to one of its stockholders in the State of Vermont.

On June30, 2006, VELCO transferred substantially all of its electric transmission assets, along with the associated contracts, to VT Transco, in exchange for ClassA Member units, and the assumption of VELCO’s long term debt and other liabilities. In addition, VELCO entered into a Management Services Agreement with Vermont Transco to serve as the Manager of VT Transco. This agreement provides for VT Transco to reimburse VELCO for all of its costs in fulfilling its responsibilities as the Manager of VT Transco.

VELCO, through its wholly-owned affiliate, VETCO (unconsolidated prior to 2011) (see Note10), constructed and maintains the Vermont portion of a transmission line used to transmit power purchased by the New England Power Pool on behalf of New England electric utilities from Hydro Quebec, a Canadian utility. To assist VELCO in making its initial capital contribution to VETCO, the participating Vermont electric utilities purchased all of the shares of VELCO’s ClassC preferred stock.

VELCO’s common and preferred stock are owned by various Vermont utilities. Central Vermont Public Service Corporation (CVPS) owns 48% of VELCO’s ClassB and 32% of its ClassC common stock and 49% of its ClassC preferred stock.

VELCO also has agreements with various stockholders and other Vermont utilities to act as agent in order to provide a single entity that can accumulate costs related to the combined utilities’ participation in certain joint projects. VELCO bills these costs, along with any direct costs incurred, to the participating Vermont utilities in accordance with each participant’s obligations. These agency transactions are not reflected as part of VELCO’s operations; however, operating expenses may be indirectly impacted from year-to-year, depending on the significance and nature of the activities performed by VELCO.

Consolidation— The accompanying consolidated financial statements include the accounts of VELCO, VT Transco and VETCO (effective 2011) as VELCO is the primary beneficiary and controls the financial and operating policies of VT Transco and VETCO. Ownership interests of members other than the Company in the equity of VT Transco are presented as a component of equity in the consolidated balance sheets as noncontrolling interests in the caption labeled “Equity Interest of Noncontrolling Members in VT TranscoLLC.” The share of members other than the Company in the income of VT Transco is deducted in determining the Company’s consolidated net income. Intercompany balances and transactions have been eliminated in consolidation.

In 2011, the Company considered the ability of the Board of Directors of VELCO to influence the day to day management of the activities which most significantly impact VETCO, and their ownership of VETCO, and determined VELCO was the primary beneficiary of VETCO, and consolidated the balance sheet and results of VETCO for the year ended December31, 2011. Management determined the impact on the prior years was immaterial.

Regulatory Accounting— The Company accounts for certain transactions in accordance with permitted regulatory treatment. As such, regulators may permit specific incurred costs, typically treated as expenses by unregulated entities, to be deferred and expensed in future periods when it is probable that such costs will be recovered in customer rates. Incurred costs are deferred as regulatory assets when the Company concludes that it is probable future revenues will be provided to permit recovery of the previously incurred cost. The Company analyzes evidence supporting deferral, including provisions for recovery in regulatory orders, past regulatory precedent, other regulatory correspondence, and legal representations. These regulatory amounts do not include the recognition of tax effects, which generally would be approximately 39%. A regulatory liability is recorded when amounts that have been recorded by the Company are likely to be refunded to customers through the rate-setting process.

On December9, 2005, the FERC approved a filing allowing at that time VELCO, and now through its subsidiary VT Transco, to begin amortizing over a ten year period the deferred depreciation charges the Company incurred when taking depreciation under the bond sinking fund method. This regulatory asset, which accounts for the difference between depreciation reported in the consolidated financial statements and depreciation previously recovered in rates, is $1,701,555 and $2,126,944 as of December31, 2011 and 2010, respectively.

On June16, 2006, the FERC approved a filing allowing at the time VELCO, and now through its subsidiary VT Transco, to accumulate as a regulatory asset the costs associated with VT Transco transaction and to amortize and recover that asset over a fifteen year period to commence when the Company began operations. This regulatory asset is $1,386,630 and $1,532,591 as of December31, 2011 and 2010, respectively.

As more fully described in Note9, the defined pension and other postretirement regulatory assets represent the unrecognized pension costs and other postretirement costs that would normally be recorded as a component of other comprehensive income. Since these amounts represent costs that are expected to be recovered in future rates, they are recorded as regulatory assets. The regulatory asset related to the plans totaled $10,949,323 and $5,390,601 at December31, 2011 and 2010, respectively.

The Company continually assesses whether regulatory assets continue to meet the criteria for probability of future recovery. This assessment includes consideration of factors such as changes in the regulatory environment, recent rate orders to other regulated entities under the same jurisdiction. If future recovery of certain regulatory assets becomes improbable, the affected assets would be written off in the period in which such determination is made.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents— The Company considers all liquid investments with an original maturity of three months or less when acquired to be cash and cash equivalents. Cash and cash equivalents consists primarily of cash in banks.

Restricted Cash— The Company has restricted cash related to a settlement agreement and a vendor contract, and consists of cash in banks.

Bond Sinking Fund and Interest Deposits— The terms of our bond agreements require that interest and principal be deposited monthly into these deposit accounts. The interest and principal is paid on a quarterly basis. These deposits consist of cash and cash equivalents in banks.

Revenue Recognition— Electric transmission service for utilities, municipalities, municipal electric companies, electric cooperatives, and other eligible entities is provided through the Company’s facilities under the ISO NE open access transmission tariff and the 1991 Vermont Transmission Agreement, both regulated by FERC. The Company charges for these services under FERC approved rates. The 1991 Vermont Transmission Agreement specifies the general terms and conditions of service on the transmission system and the approved rates set forth the revenue to be billed monthly based on estimated cost of service plus an 11.5% return on capital for ClassA Member units and a 13.3% return on capital for ClassB Member units. The effect of unbilled revenue at the end of the accounting period represents the difference between billed and actual costs for the month of Decemberand is $0 and $402,010 at December31, 2011 and 2010, respectively, and is reported in prepaids and other assets in the accompanying consolidated financial statements.

Utility Plant— Utility plant in service is stated at cost.

Major expenditures for plant and those which substantially increase useful lives are capitalized. The Company recognizes depreciation expense as a percentage of gross transmission plant at 2.63% as of December31, 2011, 2010 and 2009, based on rates developed in a depreciation rate study. This method is consistent with the straight line method of depreciation.

Software is recorded at cost. Amortization is recorded at straight line rates over the estimated useful life of the assets which is five years.

Long-Lived Assets— Long-lived assets, such as utility plant, and regulatory assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. If circumstances require a long lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to the carrying value. If the carrying value of the long lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. As long as its assets continue to be recovered through the ratemaking process, the Company believes that such impairment is unlikely.

Allowance for Borrowed Funds Used During Construction (AFUDC)— Allowance for funds used during construction (AFUDC) represents the cost of borrowed and equity funds used to finance the construction of transmission assets. The portion of AFUDC attributable to borrowed funds and the cost of equity funds are included as other expense in the consolidated statements of income. AFUDC is not currently realized in cash, but is recovered in the form of increased revenue collected as a result of depreciation of the property. The Company capitalized AFUDC at an average rate of 6.37%, 7.5%, and 5.75% in 2011, 2010, and 2009, respectively.

Materials and Supplies Inventory— Materials and supplies are stated at the lower of cost or market. Cost is determined on a weighted average basis.

Unamortized Debt Expense— Costs associated with the original issuance of long term debt has been capitalized and amortized over the term of the debt using the effective interest rate method. Amortization expense amounted to $145,768, $148,791, and $101,560 in 2011, 2010, and 2009, respectively.

Derivative Financial Instruments— The Company entered into a forward starting interest rate swap to mitigate the risk of changes in interest rates on $10million of the line of credit balance. The Company does not apply hedge accounting to this swap.

Income Taxes— VT TranscoLLC is a limited liability company that has elected to be treated as a partnership under the Internal Revenue Code and applicable state statutes. As such, it is not liable for federal or state income taxes. VT Transco’s members (except certain tax exempt members) report their share of the Company’s earnings, gains, losses, deductions and tax credits on their respective federal and state income tax returns. Accordingly, these consolidated financial statements include a provision for federal and state income tax expense of VELCO and VETCO only.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

The Company provides reserves for potential payments of tax to various tax authorities related to uncertain tax positions. Reserves are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings or positions is more likely than not to be realized following resolution of the uncertainty. Potential interest and penalties associated with such uncertain tax positions is recorded as a component of interest expense and administrative and general expense, respectively. Through December31, 2011, the Company has not identified any material uncertain tax positions.

Pension and Other Postretirement Plans— The Company sponsors a defined benefit pension plan covering employees of the Company hired before January1, 2008, who meet certain age and service requirements. The benefits are based on years of service and final average pay.

The Company also sponsors a defined benefit health care plan for substantially all employees. The Company measures the costs of its obligation based on its best estimate. The net periodic costs are recognized as employees render the services necessary to earn the postretirement benefits.

Use of Estimates— The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the valuation of utility plant, recoverability of deferred income tax assets and other regulatory assets, obligations related to employee benefits, and the assumptions used to estimate the fair value of financial instruments. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

Fair Value Measurements— The fair values of cash, accounts receivable, accounts payable, accrued expenses, and note payable approximate the carrying amounts due to their short-term nature. See note13 for further discussion.

Concentrations of Credit Risk— Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash, bond sinking fund deposits, and an interest rate swap. Substantially, all of the Company’s cash is held at one financial institution that management believes to be of high-credit quality.

Commitments and Contingencies— Liabilities for loss contingencies, arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred are expensed as incurred.

Government Grants— The Company recognizes government grants when there is reasonable assurance that the Company will comply with the conditions attached to the grant arrangement and the grant will be received. Government grants are recognized in the income statement over the periods in which we recognize the related costs for which the government grant is intended to compensate.

When government grants are related to the oversight of sub-recipients, the grants are recognized as other income in the consolidated income statement. For government grants related to reimbursements of capital expenditures, the grants are recognized as a reduction of the basis of the asset and recognized in the income statement over the estimated useful life of the depreciable asset as reduced depreciation expense. For government grants related to billings from sub-recipients, the grants are recognized as receivables from the government agency and payables to the sub-recipient on the balance sheet as we do not have rights to the funds passing through to sub-recipients. The Company recorded approximately $70,000 in government grants receivable on the consolidated balance sheet in prepaids and other assets at December31, 2011.

3.	UTILITY PLANT

Utility plant consists of the following at December31, 2011 and 2010:

	2011	2010

Land and rights of way	$51,621,141	$80,148,733
Transmission equipment	741,335,075	657,841,309
Communications equipment	37,945,686	22,542,074
Buildings and office equipment	72,874,426	59,813,941
Construction work-in-process	57,539,439	22,072,069

	961,315,767	842,418,126

Less accumulated depreciation and amortization	172,564,754	107,874,057

	$788,751,013	$734,544,069

Depreciation and amortization expense was $20,343,742, $15,460,619, and $13,370,741 for the years ended December31, 2011, 2010, and 2009, respectively.

4.	LONG TERM DEBT

First Mortgage Bonds— The Company’s First Mortgage Bonds outstanding include the following series at December31, 2011 and 2010:

	2011	2010

Series L, 7.30% due through 2018	$6,054,000	$6,758,000
Series N, 7.42%, due through 2012	18,557,000	19,727,000
Series O, 6.26% due through 2034	22,161,000	22,608,000
Series P, 5.72% due through 2036	30,000,000	30,000,000
Series Q, 5.59% due through 2036	35,000,000	35,000,000
Series R, 5.75% due through 2037	80,000,000	80,000,000
Series S, 4.81% due through 2029	125,500,000	135,000,000

	317,272,000	329,093,000

Less bonds to be retired within one year	19,789,000	11,821,000

	$297,483,000	$317,272,000

In October 2009, the Company received the proceeds from the sale of its SeriesS First Mortgage Bonds for the principal amount of $135,000,000, which the Company used to pay down its existing line of credit.

The First Mortgage Bonds are secured by a first mortgage lien on the Company’s utility plant. The bonds to be retired through principal payments within the next five years and thereafter will amount to:

Years Ending
December 31

2012	$19,789,000
2013	11,821,000
2014	13,916,000
2015	14,513,000
2016	15,621,000
Thereafter	241,612,000

$317,272,000

The terms of the indenture, as supplemented, under which the First Mortgage Bonds were issued, require, among other restrictions, that the total of common equity investment and indebtedness of the Company subordinated to the First Mortgage Bonds must equal at least one third of the aggregate principal amount of the bonds outstanding or $105,757,333, at December31, 2011.

5.	LINE OF CREDIT

The Company has an unsecured $100,000,000 line of credit agreement with a financial institution, reduced by certain standby letters of credit totaling $325,000, expiring on April30, 2012, to provide interim financing for utility plant construction. This line is renewed each year for a one year term. The Company plans to refinance the line of credit when it comes due on April30, 2012. If the Company is unable to obtain the line of credit, it has the ability to issue an equity call to its members. As part of this agreement, the Company agrees to pay 0.10% per annum on the daily unused line of credit amount. The interest rate at December 31, 2011 is at the Company’s option of either LIBOR plus .75% for 30, 60 or 90 days or overnight LIBOR plus 1.00%. Average daily borrowings were $19,610,628 in 2011 and $23,926,753 in 2010 at a weighted average interest rate of 1.73% and 2.72%, respectively. The outstanding balance at December31, 2011 and 2010, amounted to $62,017,113 and $44,917, respectively. Interest recorded for these borrowings in 2011, 2010 and 2009 was $340,311, $650,707 and $832,623, respectively.

6.	INCOME TAXES

Federal and state income tax expenses (benefits) for the years ended December31, 2011, 2010, and 2009, are as follows:

	2011	2010	2009

Federal:
Current	$118,259	$75,871	$744,661
Deferred	1,518,324	809,550	1,098,365

Total federal	1,636,583	885,421	1,843,026

State:
Current	6,244	(99,878)	274,193
Deferred	438,092	270,103	220,413

Total state	444,336	170,225	494,606

Total federal and state income tax	$2,080,919	$1,055,646	$2,337,632

The difference between the actual tax rate and the statutory tax rate for 2011, 2010, and 2009 (computed by applying the U.S.statutory corporate tax rate to earnings before taxes), is primarily attributable to the earnings of Transco which are taxed as a partnership.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December31, 2011 and 2010, are presented below:

	2011	2010

Deferred tax assets:
Deferred compensation	$620,684	$453,642
Other	2,693,266	2,199,448

Total gross deferred tax assets	3,313,950	2,653,090

Valuation allowance	(1,087,199)
Deferred tax liability — utility plant depreciation	(16,559,469)	(15,151,439)

Net deferred tax liability	$(14,332,718)	$(12,498,349)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized through future taxable income.

The valuation allowance for deferred tax assets as of January1, 2011 and 2010 was $1,087,199, related to VETCO fixed assets. The Company has recorded a valuation allowance related to the book amortization of land (which is recovered in rates) after concluding that the land would not likely be amortized or otherwise recovered for tax purposes. In addition, the Company has recorded a valuation allowance related to the excess of the book amortization of rights of way compared to tax amortization after concluding that it would not likely be amortized or otherwise recovered for tax purposes for the foreseeable future. The ultimate realization of the remaining deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment. Based upon these factors, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences.

VELCO files its income tax return on a consolidated basis with VETCO. The consolidated income taxes payable are allocated between VELCO and VETCO on a separate return basis, in accordance with a tax sharing agreement. In 2009 the Company utilized all of its $641,776 of alternative minimum tax credits (AMT) based on an income tax accounting method change which allows regular tax and AMT tax depreciation lives to be identical.

Currently, 2008-2011 are subject to potential examination by tax authorities, principally Federal and the State of Vermont. No examinations have commenced at December31, 2011.

7.	EQUITY TRANSACTIONS

Preferred Stock— The ClassC preferred stock entitles stockholders to variable rate quarterly dividends but does not entitle stockholders to vote, except under certain circumstances. Quarterly dividends and a return of capital are paid to preferred stockholders in amounts substantially equivalent to the dividends and return of capital received by the Company from VETCO. $15,531 was paid in ClassC preferred dividends for the years ended December,31, 2011, 2010 and 2009, respectively.

8.	NONCONTROLLING MEMBERS’ EQUITY OF VT TRANSCO

The Company follows FASB ASCSubtopic810-10, Consolidation— Overall, which requires certain noncontrolling interests to be classified in the consolidated statements of income as part of consolidated net earnings and to include the accumulated amount of noncontrolling interests in the consolidated balance sheets as part of capitalization.

VT Transco’s noncontrolling members own 90.8% of VT Transco, and include investor owned utilities, municipalities, and electric cooperatives. Each noncontrolling member was issued membership interests in VT Transco in proportion to the value of cash it contributed to the Company. A roll forward of the equity interest of noncontrolling members in VT Transco is as follows:

	Equity Interest of Noncontrolling Members
	2011	2010	2009

Beginning balance	$375,944,428	$295,401,424	$222,409,012
Issuance of membership units	1,150,000	67,962,280	60,047,790
Income of VT Transco	58,143,598	45,728,401	36,201,872
Distributions of VT Transco income	(43,305,259)	(33,147,677)	(23,257,250)

Ending balance	$391,932,767	$375,944,428	$295,401,424

VT Transco is taxed as a partnership, and therefore income taxes are the responsibility of VT Transco’s members (except certain tax-exempt members), and are not reflected in the balances above. Distribution of VT Transco’s income before tax to noncontrolling members is at the discretion of the Company and is in proportion to each member’s percentage interest in VT Transco.

A reconciliation of total equity for VELCO for the year ended December31, 2011 is as follows:

	For the Year Ended December 31, 2011
		Equity
	Equity	Attributable to
	Attributable	Non-controlling
	to VELCO	Interests	Total Equity

Beginning balance	$25,797,174	$375,944,428	$401,741,602
Income of VT Transco	2,513,601	58,143,598	60,657,199
Issuance of membership units		1,150,000	1,150,000
Dividends and distributions	(2,774,128)	(43,305,259)	(46,079,387)

Ending balance	$25,536,647	$391,932,767	$417,469,414

9.	PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company reports the net over or under funded position of a defined benefit pension and other postretirement plan as an asset or liability, with any unrecognized prior service costs, transition obligations or gains/losses reported as a component of other comprehensive income in stockholders’ equity, unless the amount will be recoverable under the accounting guidance for regulated utilities, in which case it would be recorded as a regulatory asset. As of December31, 2011 and 2010, the Company recorded a regulatory asset of $10,041,650 and $4,546,992, respectively, an unfunded defined benefit pension obligation of $10,428,404 and $4,934,040, respectively, a postretirement healthcare obligation of $948,809 and $883,735, respectively, and related regulatory asset of $907,673 and $843,609, respectively.

Defined Benefit Plan— Employees of the Company hired before January1, 2008, who meet certain age and service requirements are covered by a defined benefit pension plan (the “Plan”). The benefits are based on years of service and levels of compensation during the five years before retirement. The Company makes annual contributions to the plan equal to the maximum amount that can be deducted for income tax purposes. The following sets forth the plan’s projected benefit obligation, fair value of plan assets and funded status at December31, 2011 and 2010:

	Pension Benefits
	2011	2010

Change in projected benefit obligation:
Benefit obligation at beginning of year	$20,023,874	$17,171,882
Service cost	1,039,809	1,013,619
Interest cost	1,088,484	1,008,694
Actuarial loss	5,033,150	1,363,118
Benefits paid	(505,554)	(533,439)

Benefit obligation at end of year	26,679,763	20,023,874

Change in plan assets:
Fair value of plan assets at beginning of year	15,089,834	12,875,783
Actual return on plan assets	542,078	1,722,490
Employer contribution	1,125,000	1,025,000
Benefits paid	(505,554)	(533,439)

Fair value of plan assets at end of year	16,251,358	15,089,834

Funded status	$(10,428,405)	$(4,934,040)

Accumulated benefit obligation	$19,264,336	$14,680,249

Items not yet recognized as a component of net periodic benefit cost as of December31, 2011 and 2010, which are recorded as a regulatory asset, are as follows:

	2011	2010

Net actuarial loss	$9,759,843	$4,217,808
Unrecognized prior service cost	281,808	329,184

	$10,041,651	$4,546,992

The amount of the regulatory asset expected to be recognized as a component of net periodic pension cost in 2012 is $164,734.

Net periodic benefit cost for the years ended December31, 2011, 2010, and 2009, are as follows:

	Pension Benefits
	2011	2010	2009

Components of net periodic benefit cost:
Service cost	$1,039,809	$1,013,619	$1,016,923
Interest cost	1,088,484	1,008,694	944,414
Expected return on plan assets	(1,168,321)	(1,078,827)	(1,026,169)
Recognized net actuarial loss	117,357	28,974	11,235
Net amortization	47,377	52,476	52,476

Net periodic benefit cost	$1,124,706	$1,024,936	$998,879

The actuarial assumptions used to determine the benefit obligation are as follows:

	Pension Benefits
	2011	2010	2009

Weighted average assumptions:
Discount rate, pension expense	5.56%	6.00%	6.00%
Discount rate, projected benefit obligation	4.40	5.56	6.00
Expected return on plan assets	7.50	7.50	7.50
Rate of compensation increase	4.50	4.50	4.50

Projected benefit payments to be paid in each year from 2012 to 2016 and the aggregate benefits expected to be paid in the five years from 2017 to 2021 are as follows:

Pension
Benefit
Payments

Fiscal years ending December 31:
2012	$429,613
2013	482,816
2014	556,674
2015	550,672
2016	558,620
2017–2021	4,387,626
Expected contribution for next fiscal year	1,125,000

The following indicates the weighted average asset allocation percentage of the fair value of total plan assets for each major type of plan asset as of December31, 2011 and 2010:

	Fair Value		Target
Asset Class	2011	2010	2011	2010

Money market	$2,480,407	$1,348,099	15%	9%
Equities	8,283,812	9,306,708	51	62
Fixed income	5,487,139	4,435,017	34	29

Total	$16,251,358	$15,089,824	100%	100%

The Manager’s investment policy seeks to achieve sufficient growth to enable the plan to meet future benefit obligations to participants. The current asset allocation targets 65% equity and 35% fixed income, reflecting the mid to long-term nature of the liabilities associated with the plans. The primary goals in the management of plan assets are to maintain the funds purchasing power and to maximize the mid to long-term total returns within a moderate risk environment by seeking both current income and the potential for long-term growth. Plan investments held at December31, 2011, are classified as Level1 based on the fair value hierarchy discussed in Note13.

Postretirement Plan— The Company’s current postretirement benefit plan offers health care and life insurance benefits to retired employees who meet certain age and years of service eligibility requirements. Under certain circumstances, eligible retirees are required to make contributions for postretirement benefits. The Company accrues the cost of postretirement benefits during the employees’ years of service. When the Company began accrual accounting for such costs in 1993, it elected to recognize previously unaccrued postretirement benefit costs, known as the transition obligation, by amortizing these costs ratably over a 20year period. For the years ended December31, 2011, 2010, and 2009, the Company contributed $150,213, $131,129 and $32,141, respectively, toward these benefits. The Company anticipates contributing $180,000 for these benefits in 2012.

The FERC has established certain guidelines that all FERC regulated companies, including the Company, must follow in order to recover postretirement benefit costs in rates. The guidelines generally allow for the recovery of postretirement benefits when accrued. However, these guidelines do require that all postretirement benefit costs be funded when accrued. The Company’s current plan is to fund its annual postretirement benefits accrual by making deposits into a 401(h)account, a separate account established within the pension investment fund and through a Voluntary Employees’ Benefit Association (VEBA). Additionally, these guidelines require the Company to advise the FERC of its plans for accruing and funding postretirement benefit costs.

The following table sets for the plan’s benefit obligations, fair value of plan assets and funded status at December31, 2011 and 2010:

	2011	2010

Change in projected benefit obligation:
Benefit obligation at beginning of year	$1,635,382	$1,496,132
Service cost	111,908	107,413
Interest cost	80,173	81,284
Actuarial gain	88,310	128,721
Benefits paid	(50,950)	(178,168)

Benefit obligation at end of year	1,864,823	1,635,382

Change in plan assets:
Fair value of plan assets at beginning of year	751,647	573,400
Actual return on plan assets	14,154	47,118
Employer contribution — net of VEBA reimbursement	201,163	309,297
Benefits paid	(50,950)	(178,168)

Fair value of plan assets at end of year	916,014	751,647

Funded status	$(948,809)	$(883,735)

Items not yet recognized as a component of net periodic benefit cost as of December31, 2011 and 2010, which are recorded as a regulatory asset, are as follows:

	2011	2010

Change in measurement date to be recovered in rates	$16,676	$38,911
Net actuarial loss	890,997	804,698

	$907,673	$843,609

The amount of the regulatory asset expected to be recognized as a component of net periodic benefit cost in 2012 is $63,824.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1.0% increase in the trend rate would increase the postretirement accumulated benefit obligation by $9,772 and a 1.0% decrease in the trend rate would decrease the postretirement accumulated benefit obligation by $9,210 in 2012.

Net periodic benefit costs as of December31, 2011, 2010, and 2009, are as follows:

	Postretirement Benefits
	2011	2010	2009

Components of net periodic benefit cost:
Service cost	$111,908	$107,413	$93,871
Interest cost	80,173	81,284	82,303
Expected return on plan assets	(53,732)	(42,747)	(40,515)
Recognized net actuarial loss	22,234	22,234	22,234
Net amortization	41,590	37,768	32,953

Net periodic benefit cost	$202,173	$205,952	$190,846

The actuarial assumptions used to determine net periodic postretirement benefit costs are as follows:

	Postretirement Benefits
	2011	2010	2009

Weighted average assumptions:
Discount rate, postretirement expense	5.08%	5.50%	6.00%
Discount rate, projected benefit obligation	4.04	5.08	5.50
Expected return on plan assets	6.50	6.50	6.50
Rate of compensation increase	4.50	4.50	4.50

The following indicates the weighted average asset allocation percentage of the fair value of total plan assets for each major type of plan asset as of December31, 2011 and 2010:

	Fair Value		Target
Asset Class	2011	2010	2011	2010

Cash and equivalents	$10,615	$118,858	1%	16%
Equities	698,800	553,043	76	73
Fixed income	206,599	79,746	23	11

Total	$916,014	$751,647	100%	100%

The Manager’s investment policy seeks to achieve sufficient growth to enable the plan to meet future benefit obligations to participants. The Current asset allocation targets 87% equity, 12% fixed income and 1% cash, reflecting the mid to long-term nature of the liabilities associated with the plans. The primary goals in the management of plan assets are to maintain the funds purchasing power and to maximize the mid to long-term total returns within a moderate risk environment by seeking both current income and the potential for long-term growth. Plan investments held at December31, 2011, are classified as Level1 based on the fair value hierarchy discussed in Note13.

Supplemental Executive Retirement Plan— The Company sponsors a nonqualified Supplemental Executive Retirement Plan to provide certain employees and former members of the Board of Directors of the Company with additional retirement income. The Company is funding the cost of the plan in part through life insurance contracts, the cash surrender value of which was $3,986,446 and $3,770,968 at December31, 2011 and 2010, respectively. The cost of these plans, net of the increase in cash surrender value and insurance proceeds, if any, has been charged to operating expense in the accompanying consolidated statements of income. The actuarial assumptions used to determine net benefit costs under this plan were a discount rate of 3.05%, 3.925%, and 5.0%, and a rate of compensation increase of 3.0% at December31, 2011, 2010, and 2009. Aggregate benefits payable amounted to $3,571,748 and $3,690,898 at December31, 2011 and 2010, respectively, and are included in deferred compensation in the consolidated balance sheet.

Deferred Compensation— The Company has a deferred compensation plan for current and past officers and directors. Amounts deferred are at the option of the officer or director, and include annual interest on the amounts deferred. The total deferred compensation at December31, 2011 and 2010, is $1,396,988 and $1,145,278, respectively.

Defined Contribution Plan— The Company sponsors a defined contribution plan to which eligible employees may contribute part of their salaries and wages within prescribed limits. Employees are eligible to participate in this plan during their first year of employment, if the employee has attained age18. Additional matching contributions may be made on the employees’ behalf based on the results of operations. The Company contributed $524,311, $518,174, and $378,615 in 2011, 2010, and 2009, respectively.

10.	INVESTMENT IN AFFILIATED COMPANY

Investment in affiliated company is accounted for under the equity method and represents VELCO’s 100% ownership of the common stock of Vermont Electric Transmission Company,Inc. (VETCO), prior to 2011. VETCO operates under support agreements in connection with the construction of the transmission line with substantially all of the New England electric utilities. These agreements require the utilities to reimburse VETCO for all of the operating and capital costs of the line on an unconditional and absolute basis. VELCO previously determined that it did not have a controlling financial interest in VETCO, as VELCO was not exposed to the risks and rewards of VETCO. Therefore VELCO did not consolidate its financial information with that of VETCO and, instead accounted for its investment using the equity method.

In 2011, the Company considered the ability of the Board of Directors of VELCO to influence the day to day management of the activities which most significantly impact VETCO, and their ownership of VETCO, and determined VELCO was the primary beneficiary of VETCO, and consolidated the balance sheet and results of VETCO for the year ended December31, 2011. Management determined the impact on the prior years was immaterial.

VELCO owns 100% of the common stock in VETCO. VELCO’s initial capital contribution was $9,999,000. VETCO pays VELCO a quarterly dividend that represents a return on investment at a rate based on market rates. In addition, a return of investment calculated to maintain equity at approximately 20% of VETCO’s total capitalization is paid to VELCO quarterly. This return of equity ceased when the long–term debt was paid in full in April 2006. Through December31, 2011, VETCO has returned to VELCO $9,850,000 of the original capital contribution. The carrying amount of the investment was $560,108 at December31, 2010.

Summarized financial information related to VETCO at December31, 2010, and for the two years then ended is as follows:

Balance Sheet
2010

Net utility plant in service	$2,247,805
Other assets	940,281

Total assets	$3,188,086

Other liabilities	$2,627,979
Stockholders’ investment	560,107

Total liabilities and stockholders’ investment	$3,188,086

	Statement of Income
	2010	2009

Operating revenues	$2,017,644	$1,908,177
Operating expenses	(1,932,053)	(1,864,755)
Interest expense	(11,914)	(13,965)

Net income	$73,677	$29,457

Other Activity— VELCO has contracted with VETCO to provide VETCO with management and support services. In connection therewith, VELCO has charged VETCO $1,157,353 in 2010 and $996,437 in 2009, which primarily represents payroll services and insurance costs. These amounts are reflected as operating expenses in VETCO’s operating results and as a decrease in expenses in VELCO’s accompanying consolidated statements of income.

The Company has made available an unsecured, short term credit facility to their related party, VETCO. The facility allows for borrowings of up to $190,000. As per the agreement, VETCO agrees to pay interest monthly at a rate charged by KeyBank National Association pursuant to the VELCO and VT Transco Line of Credit Agreement. The balance outstanding at December31, 2010 was $125,000.

11.	RELATED PARTY TRANSACTIONS

CVPS personnel provide the Company with certain operational, maintenance, construction, and administrative services. In addition, payments were made by the Company to CVPS for materials and supplies and insurance. These services are provided at cost and amounted to $2,413,920, $479,844, and $465,075 in 2011, 2010, and 2009, respectively.

Similarly, Green Mountain Power Corporation (GMP) provides the Company with certain construction, maintenance, and operational services. These services are provided at cost or as the result of a competitive bidding process and amounted to $58,073, $1,583,140, and $1,775,411, in 2011, 2010, and 2009, respectively.

12.	ASSET RETIREMENT OBLIGATIONS

The Company continually reviews the regulations, laws, and contractual obligations to which it is party to identify situations where there are legal obligations to perform asset retirement activities. This review has identified a limited number of leases and railroad crossing agreements which obligate the Company to perform asset retirement activities upon termination. In considering how to determine the fair value of these obligations, the Company has determined that because of the limited number and limited size of the asset retirement obligations, the fair value of the obligations would not have a material impact on its consolidated financial position, results of operation and cash flows.

Deferred cost of removal represents estimated asset retirement costs recognized that have previously been recovered from ratepayers for other than legal obligations. The Company expects, over time, to settle or recover through the rate setting process any over or under collected net cost of removal. Cost of removal of $8,794,375 and $4,666,950, in 2011 and 2010, respectively, is included as a component of regulatory liabilities in the consolidated balance sheet.

13.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments at December31, 2011 and 2010. Fair value is defined as the amount that would be received to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date.

	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial liabilities:
First mortgage bonds	$297,483,000	$354,996,006	$317,272,000	$328,376,057

The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

The fair values of the financial instruments shown in the above table as of December31, 2011 and 2010, represent management’s best estimates of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•
Cash, bond sinking fund deposits, bond interest deposits, trade accounts receivable, due from related parties, line of credit to banks, accounts payable, accrued interest on bonds, current maturities of long-term obligations, and accrued expenses have been excluded from the table above as they approximate the carrying amounts due to their short-term nature.

•	Notes receivable: Because of the short-term maturity of this instrument, carrying value approximates fair value.

•
Long-term debt and First mortgage bonds: The fair value of the Company’s long-term debt is determined by discounting the future cash flows of each instrument at rates that reflect, among other things, market interest rates. At December31, 2011 and 2010, the Company utilized Moody’s long term corporate bond yield average for utility entities with an Aa rating to determine fair value.

Fair Value Hierarchy— The Company follows ASCTopic820, Fair Value Measurements and Disclosures for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring or nonrecurring basis. This accounting guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level3 measurements). The three levels of the fair value hierarchy are as follows:

Level1— Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.

Level2— Pricing inputs are other than quoted prices in active markets included in Level1, which are directly or indirectly observable as of the reporting date. This value is based on other observable inputs, including quoted prices for similar assets and liabilities in markets that are not active.

Level3— Pricing inputs include significant inputs that are generally less observable. Unobservable inputs may be used to measure the asset or liability where observable inputs are not available.

There were no financial or non-financial assets or liabilities reported at fair value at December31, 2010.

Recurring Measures— The following table sets forth by level within the fair value hierarchy the Company’s financial assets and liabilities that are accounted for at fair value on a recurring basis. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the assets and liabilities and their placement within the fair value hierarchy levels:

	For the Year Ended December 31, 2011
	Level 1	Level 2	Level 3	Total

Liabilities
Interest rate swap	$-	$1,059,385	$-	$1,059,385

Interest rate swap agreements are based on LIBOR and the value is determined using a pricing model with inputs derived from observable market data.

14.	BUSINESS AND CREDIT CONCENTRATIONS

Significant Customers— Three customers, ISO New England, CVPS, and GMP individually represent 10% or more of the total accounts receivable balance at the end of the year. These customers’ percentage of the total accounts receivable balance is as follows for the years ended December31, 2011 and 2010:

	2011	2010

ISO New England	23.0%	41.0%
CVPS	28.4	24.0
GMP	22.9	18.0

	74.3%	83.0%

Significant Capital Projects— The Company is in the process of performing construction projects to enhance services to its customers. These projects have been a major focus for the Company during 2011 and 2010. Costs capitalized amounted to approximately $70,500,000, $117,000,000, and $163,000,000 in 2011, 2010, and 2009, respectively. The Company has budgeted $123,000,000 for 2012 related to capital projects which will be financed through bond issuance and borrowings on the line of credit.

15.	FEDERAL STIMULUS FUNDS

On October27, 2009, the US Department of Energy announced that Vermont’s electric utilities will receive $69,000,000 in federal stimulus funds to deploy advanced metering, new customer service enhancements and grid automation. As the prime recipient of Vermont’s smart grid stimulus application, the Company expects to receive a grant of over $3,000,000 to manage the overall project on behalf of the Vermont Distribution Utilities. The agreement includes provisions for funding and other requirements. The agreement became effective on April19, 2010. The Company is eligible to receive reimbursement of 50% of the total project costs incurred from August6, 2009, up to $3,000,000. For the years ended December31, 2011, 2010, and 2009, $629,000, $1,100,000, and $0 respectively, of  expenses were incurred. These expenses and the related reimbursements are included as a component of other (income) expense in the accompanying consolidated statements of income. The Company has submitted requests for reimbursement of $769,000 and have received $683,000 to date. The 50% of costs not reimbursed by the DOE are billed to the Vermont Distribution Utilities that are sub-recipients of the grant.

16.	COMMITMENTS

The Company reached a settlement with the Lamoille County municipal distribution utilities in 2008, regarding cost allocations associated with the construction of a ten mile transmission line and associated substations that will benefit Lamoille County residents. Each member utility is allowed to purchase shares in VT Transco and use the arbitrage to assist in offsetting the “specific facility” costs. The specific facility charges are limited to an amount, stated in the settlement agreement, plus the difference between the member utilities interest payments on borrowed funds used to purchase VT Transco membership units and the return on those units. After a ten year specific facility period as detailed in the settlement agreement, the membership units allocated are required to be resold to all Vermont distribution utilities with any remaining shares being re-purchased by VT Transco.

17.	SUBSEQUENT EVENTS

Management has evaluated subsequent events occurring through March13, 2012, the date that these financial statements were issued, and determined that no additional subsequent events occurred that would require recognition or disclosure in these financial statements.

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